
4
career-defining quizzes!
break into the
FASHION &
ENTERTAINMENT
INDUSTRY

Nicole Beckett · 2nd

Creative Director / Producer / Talent Management

Calabasas, California, United States · Contact info

418 connections

Four Screens Production & Talent Management

University of Colorado Boulder

Connect | Message | More

Providing services
Video Production, Brand Consulting, Animation, Intellectual Property Law, Content Marketing, and Content S...
See all details

Experience

Managing Partner/Creative Director
Four Screens Production & Talent Management
Sep 2009 – Present · 12 yrs 1 mo
Los Angeles, CA

Nicole is the head of content development at Four Screens a production and management company that develops content celebrating Black culture. Four Screens is talent management firm and production house that specializes in cultivating clients' careers and brands. Nicole manages the overall creative vision and brand development to help clients grow and prosper.

Nicole has amassed over 20 years of experience in the entertainment industry working with commercial directors, art directors, marketing staff, and clients. She is the author of the book The Fantabulous Girl's Guide to Wardrobe Styling, an advice-driven book on how c ...see more



+4

Creative Director
Fantabulous Girl
Mar 2014 – Present · 7 yrs 7 mos
Calabasas, CA

Fantabulous Girl is Nicole Beckett's independent creative content company aka Nicole Beckett Creative. Nicole has a broad background in content creation, brand development and management, marketing and public relations. Currently the heading the creative direction and brand management of the Estate of Ol' Dirty Bastard. She manages merchandising ...see more

Author
The Fantabulous Girl's Guide to Wardrobe Styling
Mar 2015 – Sep 2015 · 7 mos
Los Angeles, CA

Wrote book The Fantabulous Girl's Guide to Wardrobe Styling, an advice-driven book on the entertainment industry, written with a positive, personal tone that appeals to targeted millennial readers. Met all deadlines and published the book within seven months of conception. Available on Amazon. ...see more

Branding/Image Consultant
Freelance Entertainment
Jan 2004 – Jan 2008 · 4 yrs 1 mo
Los Angeles, CA

Branding/Image Consultant
Worked with commercial directors, art directors, marketing staff, and clients to produce brand-friendly images by using or creating costumes and mascots. Managed projects from conception through physical production in a deadline driven environment.

Fashion Columnist
Dirt Newspaper, a Scripps Howard Publication,
Jan 2005 – Dec 2005 · 12 mos
Boulder, CO

Fashion Columnist
Wrote bi-weekly fashion column giving entertaining advice to college-aged readers. Developed a hunger for understanding what readers want and making an authentic connection with them. ...see more

Show 3 more experiences

Education

University of Colorado Boulder
journalism/advertising
1995 – 1999

University of Colorado at Boulder
Bachelor of Science (BS), Public Relations, Advertising, and Applied Communication
1995 – 1999

BS in Advertising and Mass Communication

Skills & endorsements

Film · 19

Endorsed by **Freddy Smith and 2 others who are highly skilled at this**

Television · 13

Endorsed by **Freddy Smith and 1 other who is highly skilled at this**

Fashion · 9

George Hillier and 8 connections have given endorsements for this skill

Show more

Accomplishments

2 **Publications**
J14 • cosmopolitain magazine

1 **Organization**
Costume Designers Guild

Interests

NBCUniversal
709,744 followers

Blake Mycoskie
Founder of TOMS & Co-Founder of Madefor
109,537 followers

Warner Bros. Entertainment
1,438,204 followers

Mark Cuban
President
7,033,846 followers

Film & TV Tech Professionals
502,195 members

StyleCareers
82,134 members

See all